U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 12b-25
NOTICE OF LATE FILING
Commission File Number 1-6590
(Check One):
☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10Q
☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR
For Period Ended:                     September 30, 2005
☐   Transition Report on Form 10-K
☐   Transition Report on Form 20-F
☐   Transition Report on Form 11-K
☐   Transition Report on Form 10-Q
☐   Transition Report on Form N-SAR
For the Transition Period Ended:
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: N/A

Part I
Registrant Information

Full Name of Registrant:	COX COMMUNICATIONS, INC.

Former Name if Applicable:	N/A

Address of Principal Executive Office (Street and Number):	1400 Lake Hearn Drive

City, state and zip code:	Atlanta, GA 30319
Part II
Rules 12b-25(b) and (c)
If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)
☒	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b- 25(c) has been attached if applicable.
Part III
Narrative
     Cox Communications, Inc. was due to file its quarterly report on Form 10-Q for the period ended September 30, 2005 by 5:30 p.m. eastern time on November 9, 2005. Although the management of Cox Communications has been working diligently to complete all of the required information for its quarterly report on Form 10-Q, Cox has experienced a delay in order to fully complete its disclosures related to Cox’s recently announced sale of certain cable systems, as well as those related to the impact of Hurricane Katrina. Cox fully anticipates filing its quarterly report for the period ended September 30, 2005 on Form 10-Q within the next five calendar days.
Part IV
Other Information
(1) Name and telephone number of person to contact in regard to this notification:

John M. Dyer	(404) 843-5000
(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months been filed? If the answer is no, identify report(s).
☒  Yes               ☐  No
(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☐  Yes          ☒  No

COX COMMUNICATIONS, INC.

(Name of Registrant as specified in charter)
Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 9, 2005	By:	/s/ John M. Dyer
John M. Dyer
Chief Financial Officer